Exhibit 99.1

Puxin Announces US$20 Million Private Placement of Convertible Notes

BEIJING, March 19, 2021 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced that it has entered into a convertible note purchase agreement with funds managed by PAG (the “Purchaser”), pursuant to which Puxin will issue and sell convertible notes in an aggregate principal amount of US$20 million through a private placement to the Purchaser. The transaction is subject to the satisfaction of customary closing conditions.

The convertible notes will mature in five years, bearing interest at the rate of 3% per annum from the issuance date which shall be payable semiannually in arrears in cash. Subjected to and upon compliance with the terms of the convertible notes, the Purchaser has the right to convert all or any portion of the convertible notes at its option at any time after the issuance into ordinary shares of the Company represented by American depositary shares (“ADSs”). Unless previously redeemed or converted, the Company shall repay the notes on the maturity date at 100% of the then outstanding principal amount plus all accrued but unpaid interest.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “aim,” “plan,” “believe,” “estimate,” “predict,” “project,” “continue,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (NYSE: NEW, “Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

About PAG

PAG is a leading Asia-focused alternative investment manager, with strategies including private equity, private debt, real estate and hedge funds. With more than 450 professionals in 11 key offices around the world, PAG delivers value to investors by seeking out leading companies and investing to help them reach their full potential. PAG currently manages US$40 billion in assets on behalf of more than 150 institutional investors from Europe, North America, Asia, Australia and the Middle East. For more information, please visit www.pag.com.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: puxin@icaasia.com

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